Exhibit 15.2

June 5, 2018

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.

20549

Dear Sirs/Madams:

We were previously the independent registered public accounting firm for Vanc Pharmaceuticals Inc. (the "Company") and reported on the consolidated financial statements of the Company for the year ended June 30, 2015 and the six-month period ended December 31, 2015. We have read the Company's statements under Item 16F of the Annual Report on Form 20-F/A dated May 30, 2018, and we agree with the statements made therein concerning the change in accountants. However, we are not in a position to agree or disagree with the Company's statement that newly engaged accountants were not consulted regarding any of the matters or events set forth in Item 16F.

Sincerely,

Smythe LLP